Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”)

13562 Maycrest Way, Suite 5138

Richmond, BC V6V 2J7

Item 2:	Date of Material Change

February 12, 2021

Item 3:	News Release

A news release announcing the material change was issued on February 12, 2021 through Newsfile Corp. and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On February 12, 2021, the Company announced that it has closed its previously announced sale of an aggregate of 36,000,000 common shares at a purchase price of US$2.00 per common share in a registered direct offering (the “Offering”) priced at-the-market under the Nasdaq Capital Market (the "Nasdaq") rules for aggregate gross proceeds to the Company of approximately US$72 million, before deducting placement agent’s fees and estimated expenses of the Offering payable by the Company.

Item 5:	Full Description of Material Change

On February 12, 2021, the Company announced it has closed its previously announced sale of an aggregate of 36,000,000 common shares at a purchase price of US$2.00 per common share in an Offering priced at-the-market under the Nasdaq rules for aggregate gross proceeds to the Company of approximately US$72 million, before deducting placement agent’s fees and estimated expenses of the Offering payable by the Company.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering.

Each common share was sold with 0.50 of a common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one common share of the Company (each, a “Warrant Share”) at an exercise price of US$2.30 per share at any time prior to the date which is five years following the date of issuance.

After deducting the placement agent’s fees and other offering expenses payable by Neovasc, the Company received net proceeds of approximately US$ 65.3 million. Neovasc intends to use the net proceeds from the Offering for the development and commercialization of the Neovasc Reducer™ (the "Reducer"), development of the Tiara™ (the "Tiara") and general corporate and working capital purposes.

The common shares, the Warrants, and the Warrant Shares were offered pursuant to a shelf registration statement (including a prospectus) previously filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2020 and declared effective by the SEC on December 16, 2020, and was qualified for distribution in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario by way of a prospectus supplement to the Company’s base shelf prospectus dated August 12, 2020, as amended on December 14, 2020. Neovasc offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

The Company relied upon the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the Toronto Stock Exchange will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq Capital Market.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Officer

Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of February 18, 2021